UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, P.O. Box 3143

Petach-Tikva, 4951040 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On February 11, 2026, CyberArk Software Ltd., a company organized under the laws of the State of Israel (“CyberArk” or the “Company”), and Palo Alto Networks, Inc. (“PANW”), a Delaware corporation, completed their previously announced merger pursuant to the Agreement and Plan of Merger, dated as of July 30, 2025 (the “Merger Agreement”), by and among the Company, PANW, and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of PANW (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger and as a wholly owned subsidiary of PANW.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•	each outstanding ordinary share, par value NIS 0.01 per share, of the Company (each, a “Company Share”) was converted into the right to receive 2.2005 shares of common stock, par value $0.0001 per share, of PANW (the “PANW Shares”) and $45.00 in cash, without interest (together, the “Merger Consideration”);

•	each option to purchase Company Shares (each, a “Company Option”) that was outstanding, unexercised and vested as of the Effective Time was cancelled, and each holder became entitled to receive the Merger Consideration applicable to the Company Shares covered by such Company Option after withholding Company Shares to cover the exercise price (as determined in accordance with the formula set forth in the Merger Agreement), less applicable tax withholdings;

•	each Company Option, other than those described above, that was outstanding and unexercised as of the Effective Time was assumed and converted automatically into an option to purchase PANW Shares based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting and acceleration terms);

•	each restricted stock unit award relating to Company Shares (“Company RSU Award”) that was outstanding and held by a non-employee director of Company as of the Effective Time, each performance stock unit award relating to Company Shares (“Company PSU Award”) granted subject to relative total shareholder return performance objectives that was outstanding as of the Effective Time, and certain other Company RSU Awards that were outstanding as of the Effective Time as set forth in the Merger Agreement were cancelled and each holder became entitled to receive the Merger Consideration in respect of each Company Share covered by such Company RSU Award or Company PSU Award, as applicable, with the performance objectives applicable to any such Company PSU Award for which the performance measurement period had not been completed prior to the Effective Time deemed achieved at the greater of the target level of performance and actual performance; and

•	each Company RSU Award and Company PSU Award, other than those described above, that was outstanding as of the Effective Time was assumed and converted automatically into a corresponding award in respect of PANW Shares based on the exchange ratio set forth in the Merger Agreement, on the same terms and conditions (including vesting (other than performance-based vesting) and acceleration terms), with the performance objectives applicable to any such Company PSU Award for which the performance measurement period had not been completed prior to the Effective Time deemed achieved at the target level of performance.

In connection with the Merger, the Company, PANW and U.S. Bank Trust Company, National Association, as trustee, entered into that certain First Supplemental Indenture, dated as of February 11, 2026 (the “Supplemental Indenture”, and the Base Indenture (as defined below), as modified and supplemented by the Supplemental Indenture, the “Indenture”), amending and supplementing that certain Indenture, dated as of June 10, 2025 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee, related to the Company’s 0.00% Convertible Senior Notes due 2030 (the “Notes”) to, among other things, (i) change the right to convert each $1,000.00 principal amount of Notes into a right to convert such principal amount of Notes into the number of units of Merger Consideration that a holder of a number of Company Shares equal to the conversion rate effective immediately prior to the Effective Time would have owned or been entitled to receive upon such Merger, (ii) in connection with the foregoing, implement anti-dilution and other adjustments to the conversion rate as provided for in the Supplemental Indenture and (iii) add PANW as a guarantor of the Notes pursuant to the unconditional and irrevocable guarantee set forth in the Supplemental Indenture.

The Supplemental Indenture also provides that the Company has irrevocably elected (A) to eliminate the right of the Company to elect Physical Settlement (as such term is defined in the Indenture) as the settlement method of any conversion of Notes that occurs on or after the date of the Supplemental Indenture and (B) that with respect to any Combination Settlement (as such term is defined in the Indenture) of any conversion of Notes that occurs on or after the date of the Supplemental Indenture, the Specified Dollar Amount (as such term is defined in the Indenture) per $1,000.00 principal amount of Notes shall be no lower than $1,000.00.

Furthermore, on February 11, 2026, the Company notified holders of the Notes, the trustee and the conversion agent that the Default Settlement Method (as such term is defined in the Indenture) will be Cash Settlement (as such term is defined in the Indenture) with respect to all conversions of Notes with a Conversion Date (as such term is defined in the Indenture) that occurs on or after February 11, 2026. As a result, all conversions of Notes with a Conversion Date on and after February 11, 2026, will be settled by Cash Settlement until the Company modifies the settlement method in accordance with the Indenture.

The foregoing description of the Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the Base Indenture and the Supplemental Indenture, a copy of which is attached hereto as Exhibit 4.1 and 4.2, respectively.

In connection with the Merger, shortly after the Effective Time, the Company and PANW entered into amended and restated letter agreements (collectively, the “Capped Call Amendments”) with respect to the capped call transactions (the “Capped Call Transactions”) entered into by the Company and certain financial institutions (the “Dealers”) in connection with the issuance of the Notes. The Capped Call Amendments modify the Capped Call Transactions by, among other things, requiring the Dealers to deliver PANW Shares in lieu of Company Shares. Pursuant to the Capped Call Amendments, PANW has assumed the rights and obligations of the Company with respect to the Capped Call Transactions.

The foregoing description of the Capped Call Amendments does not purport to be complete and is qualified in its entirety by reference to the Capped Call Amendments, the form of which is attached hereto as Exhibit 10.1 hereto and is incorporated herein by reference.

In connection with the consummation of the Merger, the Company notified the Nasdaq Stock Market (“Nasdaq”) that each outstanding Company Share was converted pursuant to the Merger into the right to receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement. The Company requested that Nasdaq file a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the delisting of the Company Shares. The Company expects to terminate the registration of the Company Shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285751 and 333-285753) and on Form F-3 (File No. 333-282772).

EXHIBIT INDEX

Exhibit	Description

4.1	Indenture, dated June 10, 2025, by and between CyberArk Software Ltd. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished on June 10, 2025)

4.2	First Supplemental Indenture, dated as of February 11, 2026, by and among Palo Alto Networks, Inc., CyberArk Software Ltd. and U.S. Bank Trust Company, National Association.

4.3	Form of Global 0.00% Convertible Senior Note due 2030 (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished on June 10, 2025)

10.1	Form of Amended and Restated Confirmation of Capped Call Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: February 11, 2026	By:	/s/ Erica Smith
Name: Erica Smith
Title: Chief Financial Officer